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                                                                  EXHIBIT 99(f)

KAISER-FRANCIS OIL COMPANY      P.O. BOX 2168    TULSA, OKLAHOMA     74121-1468
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                                                           6733 South Yale Ave.
                                                                  (918)494-0000


                                  May 18, 1999


The Board of Directors
PetroCorp, Inc.
16800 Greenspoint Park Drive
Suite 300, North Atrium
Houston, Texas 77060

Gentlemen:

         You have indicated that you are in basic agreement with the proposal made by Kaiser-Francis Oil Company in a letter dated April 26, 1999 and you have asked Kaiser-Francis to provide a more detailed proposal. Kaiser-Francis has obtained additional information from the management of PetroCorp, and while more information would be necessary to prepare a final agreement, is prepared to do the following:

         Kaiser-Francis would contract to manage the entire operation of Petro-Corp. All staff and executive management would be employees of or contracted by Kaiser-Francis. Some PetroCorp employees would be offered positions with Kaiser-Francis. This team, along with the Board of Directors, would be totally responsible for the growth and development of PetroCorp as a strong viable oil and gas producing company. This would be done by investing existing and additional capital in quality exploitation, exploration, merger and acquisition opportunities to the extent that management deems it prudent to do so. With a strong balance sheet, access to capital and an extremely lean and flexible organization, PetroCorp can take advantage of many situations currently or soon to be available. Market and industry conditions would continually be assessed to maximize the value of the company's assets for the benefit of the shareholders.

         In return for these services, Kaiser-Francis would receive 100% of the administrative overhead fees on operated wells and a charge of $50 per lease per month for non operated properties. In addition Kaiser-Francis would receive a 2% override and a 25% net profits interest after payout on any new exploration or exploitation prospect not currently identified by PetroCorp. This fee would absorb any prospect generator, land and supervisor incentive compensation and the time of Kaiser-Francis personnel, equipment, supplies, information services, etc. for currently identified or new prospects. Any new costs incurred specifically for PetroCorp projects would be charged to PetroCorp. Any expenditure exceeding $250,000 net to PetroCorp's interest would require Board of Director approval.


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         The new management would commit to lower outside G&A expenses where possible, such as the reduction in maintenance and license agreements and in rental expense. A minimum of $4,500,000 in annual G&A savings should be achieved with this proposal. It is anticipated a transition period of six months would be necessary to ensure a smooth and complete conversion, especially in the accounting/MIS systems. Actual property operations transfer would only take a fraction of that time.

         Kaiser-Francis believes that PetroCorp has a strong and independent Board of Directors and desires it to stay in place to share in and oversee the future growth of PetroCorp.

         While this letter goes into more detail than the letter of April 26th, it is a letter of intent and would be subject to a mutually acceptable management agreement. If the terms outlined in this letter are agreeable, please indicate your approval below and we will begin the documentation process immediately.

         Should you have any questions concerning this letter of intent, please feel free to contact me at (918) 491-4576 or Joe Graham at (918) 491-4504. Thank you again for your consideration.

Sincerely yours,

KAISER-FRANCIS OIL COMPANY


/s/ Gary R. Christopher


cc:      George B. Kaiser
         D. Joseph Graham

Agreed to this 20th day of May, 1999

PetroCorp, Inc.

By:     /s/ W N McBEAN
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        (Title) President
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